UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 27, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Third Quarter 2017 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

Reported PBT up 39% to 1.2bn

Strong profit growth	Solid returns	Strong capital position
Net profit 946m, diluted EPS 0.25	10.2% adjusted RoTE	CET1 capital ratio 13.7%; LR 3.7%
PBT 1,221m, adjusted PBT 1,506m	13.3% adjusted RoTE excl. DTA	TLAC 78bn; CET1 capital 33bn

Strong adjusted pre-tax profit growth

3Q16
3Q17
+16%
1.5
UBS
+4%
1.0bn
Global Wealth Management[1]
WMA
WM
(8)%
0.4bn
Personal & Corporate Banking
+11%
0.2bn
Asset Management
+3%
0.4bn
Investment Bank
(0.5)bn
Corporate Center

UBS

Numbers in CHF unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 WM and WMA combined

2

Global WM[1] – Profit before tax up 4%, YTD up 12%

Continued strength in the world's leading wealth management business

Growth across all revenue lines
m

+4%
1,001
12
72
121
14
(180)
1,041
3Q16 PBT
Transaction-based income
Net interest income
Recurring net fee income
Other income / CLE
Costs
3Q17 PBT

Efficiency and net margin

20bps
19bps
73%
74%
3Q16
3Q17
Net margin
Cost/income ratio

Loan growth
bn

+7%
152.0
8.8
1.2
162.0
3Q16
Net new loans
FX and other
3Q17

Invested assets growth
bn

+11%
2,040
25
198
2,263
3Q16
NNM
Market, FX and other
3Q17
32.9% mandates²
+170bps YoY

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 WM and WMA combined; 2 Mandate and managed account penetration

3

Asia Pacific – Driving profitable growth

Capturing growth and delivering operating leverage

Operating income
m
+10%
3,185
3,502
+9%
(1)%
+13%
9M16
9M17
Profit before tax
m
+37%
832
1,140
+64%
+6%
+31%
9M16
9M17
Net new money
bn
~500bn invested assets
10% NNM growth[1]
33
15%[1]
8%[1]
9M17
Wealth Management
Asset Management
Investment Bank

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

1 Annualized

4

Committed to sustainable performance

Delivering long-term value to our stakeholders

Solid performance in a variety of market conditions

Return on tangible equity excl. DTA

14.6%
12.3%
15.5%
9M15
9M16
9M17

Strong capital and credit ratings

UBS AG long-term credit ratings[1]	
Fitch	**AA- (stable)**
Moody's	**A1 (stable)**
Standard & Poor's	**A+ (stable)**

Total loss-absorbing capacity	
Fully applied	**78bn**

CET1 ratios	
Capital ratio	**13.7%**
Leverage ratio	**3.7%**

CDS spreads[2]	
UBS AG	**23bps**
UBS Group AG	**50bps**

Recognized as an industry leader in sustainability

Dow Jones Sustainability Index

Maintained #1 position in the Diversified Financials category for the 3rd consecutive year (September 2017)

MSCI ESG Research

Upgraded to "A"; top 3 among primary peer group[3] (July 2017)

Sustainalytics

"Leader" score within our industry; 97th percentile ranking (October 2017)

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 As of end of 3Q17; 2 EUR 5-year senior unsecured; source: Bloomberg; 3 As defined on page 267 of our 2016 Annual Report

5

UBS Group AG results (consolidated)

CHF m, except where indicated	3Q16	4Q16	1Q17	2Q17	**3Q17**
Total operating income	7,029	7,055	7,532	7,269	7,145
Total operating expenses[1]	6,152	6,308	5,842	5,767	5,924
Profit before tax as reported	**877**	**746**	**1,690**	**1,502**	**1,221**
of which: net restructuring expenses	(444)	(372)	(244)	(258)	(285)
of which: net FX translation gains/(losses)[2]		27		(22)	
of which: gains on sale of financial assets available for sale[3]		88		107	
of which: gains related to investments in associates	21				
Adjusted profit before tax	**1,300**	**1,003**	**1,934**	**1,675**	**1,506**
of which: net expenses for provisions for litigation, regulatory and similar matters	(419)	(264)	(33)	(9)	(197)
Tax expense/(benefit)	49	109	375	327	272
Net profit attributable to non-controlling interests[4]	1	1	47	1	2
Net profit attributable to shareholders	**827**	**636**	**1,269**	**1,174**	**946**
Diluted EPS (CHF)	0.22	0.17	0.33	0.31	0.25
Adjusted return on tangible equity (%)	10.1	7.3	12.6	11.4	10.2
Adjusted return on tangible equity excl. deferred tax assets (%)[5]	11.1	8.2	17.4	15.9	13.3
Total book value per share (CHF)	14.37	14.44	14.45	13.92	14.39
Tangible book value per share (CHF)	12.66	12.68	12.71	12.25	12.67

Refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

1 4Q17 operating expenses for the Group will include an annual UK bank levy charge of ~80m (not treated as an adjustment item); 2 An FX translation loss of ~85m is expected to be booked in CC – Group ALM in 4Q17 related to the sale of our stake in UBS Hana Asset Management, which will be treated as an adjustment item; 3 Pre-tax gains of ~140m and ~40m (excluding the aforementioned FX translation loss) are expected to be booked in Asset Management in 4Q17 related to the sales of UBS's fund administration servicing units in Luxembourg and Switzerland, and our stake in UBS Hana Asset Management, respectively. These gains will be treated as adjustment items; 4 We currently expect to attribute ~25m to non-controlling interests in 4Q17; 5 Refer to page 15 of the 3Q17 report for more information

UBS

6

Global WM

Building on strong 1H17 with YTD profits up 12%

Net margin
bps
20 17 20 19 19
Profit before tax
m
1,001 871 1,050 1,013 1,041
Operating income
m
3,747 3,847 3,979 3,959 3,967
697 689 874 796 709
943 996 968 986 1,015
2,100 2,150 2,128 2,164 2,221
82%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
m
2,746 2,976 2,929 2,946 2,926
746 799 775 780 780
254 403 276 300 290
1,746 1,774 1,876 1,866 1,857
Services (to)/from Corporate Center and other BDs
Personnel
G&A and other
Invested assets and loans
End of period, bn
2,040 2,108 2,178 2,161 2,263
152 154 156 158 162
Invested assets
Loans
3Q16 4Q16 1Q17 2Q17 3Q17

- **PBT up 4%**, mainly driven by APAC and as we transition to our new model in the US

- **Operating income up 6%**
- **Net interest income up 8%** on higher USD rates
- **Recurring net fee income up 6%**; highest since 2010
- **33% mandate- and managed account penetration**, up 60bps QoQ and 170bps YoY
- **82% of revenues recurring**; highest recurring revenues since 2010

- **Cost/income ratio 74%**
- **Personnel costs up 6%** on revised FA compensation grid in the US
- **G&A up 14%**, driven by 19m higher litigation[1] provisions and integration costs related to our acquisitions in France and Brazil

- **Invested assets up 11%**
- **NNM 2.4bn**
- **Loans up 7%**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Expenses for provisions for litigation, regulatory and similar matters

7

Global WM – Regional performance

	Americas[1]	Asia Pacific	Switzerland	Europe	Emerging markets
Advisors	6,861 advisors	1,028 advisors	735 advisors	1,282 advisors	668 advisors
Invested assets 30.9.17, bn	1,164 (51%)	345 (15%)	200 (9%)	387 (17%)	166 (7%)
Profit contribution LTM[2]	34%	21%	17%	15%	14%

Net margin bps

	3Q16	4Q16	1Q17	2Q17	3Q17
Americas[1]	13	13	11	11	**12**
Asia Pacific	26	20	35	27	**26**
Switzerland	40	37	36	36	**36**
Europe	19	10	19	18	**17**
Emerging markets	38	33	38	38	**41**

Invested asset growth[3] Annualized quarterly growth rate[4]

	3Q16	4Q16	1Q17	2Q17	3Q17
Americas[1]	11%	2%	15%	6%	**11%**
Asia Pacific	25%	8%	26%	10%	**33%**
Switzerland	11%	2%	13%	13%	**17%**
Europe	17%	1%	20%	1%	**17%**
Emerging markets	(5%)	3%	8%	5%	**14%**

Net new money[5] bn

	3Q16	4Q16	1Q17	2Q17	3Q17
Americas[1]	0.8	(1.3)	1.9	(6.2)	**(2.2)**
Asia Pacific	5.1	0.1	5.8	9.6	**2.8**
Switzerland	1.1	0.8	0.7	1.6	**2.3**
Europe	3.9	(0.7)	10.5	0.6	**0.4**
Emerging markets	(0.1)	(4.5)	2.1	1.9	**(0.5)**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Represents WMA; WM's Latin America business is included in emerging markets; 2 Last 12 months, percentage of WM and WMA combined; 3 In USD for Americas; 4 Excluding one-off acquisitions and disposals >1bn; 5 Including 2.5bn net outflows in 3Q17 (2Q17: 5.3bn net outflows) following the introduction of fees for large EUR-denominated deposits during 2Q17, of which 1.5bn in Europe, 0.7bn in Emerging markets and 0.3bn in Switzerland

8

Personal & Corporate Banking

Management actions and client activity partly offset net interest headwinds

Net interest margin
bps
161
161
154
157
157
Profit before tax
m
473
395
437
379
436
Operating income
m
974
941
958
935
971
274
256
262
272
285
541
540
514
525
522
144
130
139
151
149
Transaction-based
Net interest
Recurring net fee
Other
(28)
Credit loss (expense)/recovery
Operating expenses
m
501
546
521
556
534
224
236
248
256
253
67
104
62
78
71
211
206
211
223
210
Services (to)/from Corporate Center and other BDs
Personnel
G&A and other
Client assets and loans
End of period, bn
617
134
630
134
648
134
651
133
663
133
Client assets
Loans
3Q16
4Q16
1Q17
2Q17
3Q17

- Management actions helped to stabilize **net interest margin**

- **Transaction-based income up 4%**; highest quarter since 2007 on higher FX-related transaction fees
- **Net interest income down 4%** as higher income from deposits was more than offset by funding costs and the low rate environment
- **Recurring net fee income up 3%** on higher custody revenues

- **Cost/income ratio 55%**
- **Operating expenses up 7%**, mainly due to higher cost allocations by CC-Services related to technology and temporary regulatory costs

- **NNBV growth[1] 3.7%**, the strongest 3Q and 9M since 2007

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Annualized net new business volume growth for personal banking

9

Asset Management

Good operating leverage and continued strong net inflows

Net margin
bps
9
10
7
8
8
Profit before tax
m
138
156
123
133
153
Operating income[1]
m
481
499
450
479
494
44
31
26
36
38
437
468
423
443
456
Net management fees
Performance fees
Operating expenses
m
343
344
327
346
340
100
115
114
105
113
55
67
53
47
48
187
163
160
193
179
Services (to)/from Corporate Center and other BDs
Personnel
G&A and other
Invested assets
End of period, bn
650
656
697
703
744
3Q16
4Q16
1Q17
2Q17
3Q17

- **PBT up 11%**; 4% operating leverage

- **Operating income up 3%**
- **Net management fees up 4%**, driven by a higher asset base
- **Performance fees continued to be strong**, especially in equities

- **Costs down 1%**
- **Personnel and G&A expenses down** on good cost discipline
- **Cost/income ratio 69%**

- **Invested assets up 41bn QoQ to 744bn**, the highest level since 2008
- **Net new money excluding money markets 9bn**, 38bn YTD

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 The sale of Asset Management's fund administration servicing units in Luxembourg and Switzerland is expected to reduce operating income by ~20m and profit before tax by ~10m per quarter from 4Q17 onwards

10

Investment Bank

Resilient performance driven by continued strength in CCS

Profit before tax
m
342
344
558
419
352
Operating income
m
1,796
1,936
2,098
1,919
1,800
532
708
718
732
720
469
341
452
293
294
797
891
934
901
784
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
Operating expenses
m
1,454
1,592
1,541
1,500
1,448
554
615
608
604
601
176
273
134
129
141
724
702
800
769
705
Services (to)/from Corporate Center and other BDs
G&A and other²
Personnel
Return on attributed equity⁴
18%
18%
24%
18%
15%
3Q16
4Q16
1Q17
2Q17
3Q17

- **PBT up 3%** as higher CCS revenues offset a challenging quarter for FRC; costs stable
- **CCS up 35%**, driven by strong ECM; growth in all regions
- **ICS – FRC down 37%**, reflecting low client activity and volatility
- **ICS – Equities down 2%**, with growth in Derivatives in all regions offset by lower Cash and Financing services
- **Personnel expenses down 3%** on lower salaries and variable compensation
- **G&A expenses down 20%** reflecting a net release of 46m litigation provisions[1]
- **CC – Services allocations up 8%** on increased technology and regulatory-related costs
- **Cost/income ratio 81%**
- **RWA 76bn**[3]
- **LRD up 10bn QoQ to 277bn**[3], mostly reflecting currency effects and equity market appreciation

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Expenses for provisions for litigation, regulatory and similar matters; 2 4Q17 operating expenses for the Investment Bank will include an annual UK bank levy charge of ~60m (not treated as an adjustment item); 3 Including RWA and LRD held by CC – Group ALM on behalf of the Investment Bank; 4 Annualized; based on our current equity attribution framework from 1Q17 onwards and based on our old equity attribution framework for 3Q16 and 4Q16

11

Corporate Center

Profit before tax

3Q16
4Q16
1Q17
2Q17
3Q17
(654)
(764)
(234)
(269)
(479)

	3Q16	4Q16	1Q17	2Q17	3Q17
Corporate Center total (m)	(654)	(764)	(234)	(269)	**(479)**
Corporate Center results by unit (m)					
Services					
Operating income	(66)	(59)	(18)	(20)	(70)
Operating expenses	148	216	189	117	322
o/w before allocations	*1,830*	*2,028*	*1,983*	*1,912*	*2,122*
o/w litigation-related expenses[1]	*2*	*(2)*	*(4)*	*0*	*247*[2]
o/w net allocations	*(1,683)*	*(1,812)*	*(1,793)*	*(1,795)*	*(1,800)*
Profit before tax	**(214)**	**(275)**	**(207)**	**(137)**	**(392)**
Group Asset and Liability Management					
Operating income	30	(171)	65	(72)	(49)
o/w risk management net income after allocations[3]	*(39)*	*(57)*	*42*	*(33)*	*(44)*
o/w accounting asymmetries related to economic hedges[4]	*95*	*(40)*	*22*	*(47)*	*8*
o/w hedge accounting ineffectiveness	*(23)*	*(20)*	*(7)*	*14*	*(12)*
o/w other	*(3)*	*(53)*	*8*	*(7)*	*(1)*
Operating expenses[5]	0	0	2	9	17
Profit before tax	**30**	**(171)**	**63**	**(81)**	**(66)**
Non-core and Legacy Portfolio					
Operating income	46	(53)	0	(16)	32
Operating expenses[6]	516	264	91	35	53
o/w litigation-related expenses[1]	*408*	*129*	*1*	*(34)*	*(25)*
Profit before tax	**(470)**	**(317)**	**(91)**	**(51)**	**(21)**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Expenses for provisions for litigation, regulatory and similar matters; 2 Not allocated to business divisions; 3 Expected to average ~(50)m per quarter; 4 Expected to mean-revert to zero over time; 5 4Q17 operating expenses for CC – Group ALM will include an annual UK bank levy charge of ~5m (not treated as an adjustment item); 6 4Q17 operating expenses for CC – Non-core and Legacy Portfolio will include an annual UK bank levy charge of ~10m (not treated as an adjustment item)

12

Cost reduction

Achieved 1.9bn; on track to achieve 2.1bn target by year-end

Cost base and net cost reductions

bn

0.9bn¹
1.0bn¹
8.6
~0.2
7.8
~0.5
16.3
~0.5
15.6
~0.6
15.0
~0.7
FY13
FY15
FY15
FY16
Sep-17 annualized exit rate
CC in scope
CC and BDs in scope
Cost base for net cost reduction program (CC within scope)²
Cost base for net cost reduction program (CC and BDs within scope)¹,³
of which: CC permanent regulatory costs

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Excl. the impact of FX movements, which were a 0.1bn headwind FY13-FY15 and a 0.2bn benefit FY15-Sep17; 2 Sum of CC – Services adjusted operating expenses (opex) before allocations to business divisions (BDs), CC – NCL adjusted opex and CC – Group ALM opex, excl. expenses for provisions for litigation, regulatory and similar matters and temporary regulatory program costs; 3 Further includes sum of BD adjusted opex before allocations excl. expenses for provisions for litigation and other items not representative of underlying net cost reduction performance, mainly related to variable compensation expenses. As of 1.1.17, certain strategic investments in revenue-generating front office resources are excluded and, for WMA specifically, recruitment loans to financial advisors that are not subject to performance thresholds are included in the framework

UBS

13

Net tax expense and deferred tax assets (DTAs)

Net tax expense

m

	3Q17	9M17
Net deferred tax expense/(benefit) with respect to net additional DTAs	**(174)**	**(174)**
of which: US	(224)	(224)
of which: Switzerland (CH)	50	50
Other net tax expense in respect of 2017 taxable profits	**446**	**1,148**
of which: current tax expenses	230	668
of which: deferred tax expenses[4]	216	480
Net tax expense/(benefit)	**272**	**974**

- US DTA upward revaluation of 224m driven by an increase in profit forecasts for WMA
  - Further net upward DTA revaluation of ~75m[6] expected to be recognized in 4Q17, representing ~25% of the projected FY17 revaluation
- 990m fully applied CET1 benefit from DTAs usage in 9M17:
  - 480m deferred tax expenses[4]
  - 510m[7] US tax expenses saved through tax loss DTAs

Tax loss DTAs[1,2]

bn, 30.9.17

	US	UK	CH	Other	Total
Recognized	7.9	0.1	0.0	0.1	**8.1**
Unrecognized	12.1	2.0	0.0	1.2	**15.3**
Total	**20.0**	**2.1**	**0.0**	**1.3**	**23.4**

8.1
15.3

- 7-year DTA measurement period unchanged; profit forecasts based on 3-year strategic plan[3]
- US DTAs are not currently amortized given the remaining life and level of unrecognized US tax losses; i.e., recognized US DTAs are effectively replenished as taxable profits arise
- Under the current DTA measurement methodology, we would expect a write-down to Group DTAs of ~CHF 200 million[5] for every one percentage point reduction in the US federal corporate income tax rate if the tax law change is enacted

Numbers in CHF unless otherwise indicated

1 As of 30.9.17, net DTAs recognized on UBS's balance sheet were 12.7 billion, of which tax loss DTAs were 8.1 billion and DTAs for temporary differences were 4.6 billion; 2 Unrecognized tax losses have a remaining life of at least 11 years in the US and an indefinite life in the UK; 3 Assumes moderate profit growth for years 4-7; 4 Mainly represent the amortization of prior-year Swiss tax loss and temporary difference DTAs; 5 Estimated total reduction based on the current recognized US DTAs, net of the corresponding adjustment to some of the temporary difference DTAs in Switzerland; 6 Assuming no adjustments for any further revaluations following the finalization of our business plan in 4Q17; 7 US deferred tax expenses are not booked under our current methodology pursuant to IAS 12 and IAS 34 given the level and long remaining life of unrecognized US tax losses. US tax expenses for 9M17 would have been 510m higher without tax loss DTAs

UBS

14

US tax loss DTAs

Higher US profit forecast supports additional DTA recognition

Recognized US tax loss DTA balance

m

6,581
(156)
156
817[1]
7,955
(510)
510
224[2]
7,940
(illustrative)
~75[2]
31.12.15
31.12.16
30.9.17
31.12.17
Recognized US DTA closing balance
Hypothetical deferred tax expenses related to US taxable profits[3]
Hypothetical 1:1 US DTA replenishment from unrecognized DTAs as quarterly taxable profits arise[3]
Revaluation based on updated business plan, which is reviewed annually; ~75% of full-year net DTA revaluation booked in 3Q and ~25% in 4Q
FX and other

Numbers in CHF unless otherwise indicated

1 Around half of the FY16 revaluation was driven by the introduction of a moderate growth rate assumption for years 4-7 of the DTA recognition period; 2 Represent 75% and 25% of the projected FY17 US DTA revaluation, assuming no adjustments for any further revaluations are required following the finalization of our business plan in 4Q17; 3 Neither deferred tax expenses (i.e. DTA usage) nor the equal and opposite DTA write-up (i.e. replenishment) are booked under our current methodology

UBS

15

Capital and leverage ratios (fully applied)

CHF 0.7bn CET1 capital accretion; 3.7% CET1 leverage ratio

Loss-absorbing capacity
bn

Total loss-absorbing capacity (TLAC)
73.8
78.4
Gone concern loss-absorbing capacity
33.2
36.9
AT1
8.8
8.9
Going concern capital
CET1
31.9
32.6
30.6.17
30.9.17

Capital ratio[1]
%, bn

Maximum TLAC requirement2
Minimum TLAC requirement2
Going concern requirement3
CET1 requirement3
31.2%
14.0%
3.7%
13.5%
32.9%
15.5%
3.7%
13.7%
1.1.20 Capital ratio requirements
28.6%
22.9%
14.3%
10.0%
30.6.17
30.9.17
RWA
237
238

Leverage ratio
%, bn

1.1.20 Leverage ratio requirements
10.0%
8.0%
5.0%
3.5%
8.57%
3.85%
1.02%
3.70%
8.86%
4.17%
1.00%
3.69%
30.6.17
30.9.17
LRD
861
885

Numbers in CHF unless otherwise indicated. Refer to slide 24 in this presentation, the "Capital management" section of the 3Q17 report and the "Capital Management" section of the 2016 Annual Report for more information

1 As of 30.9.17, our post-stress fully applied CET1 capital ratio exceeded 10%; 2 Gone concern requirement subject to a rebate of up to 2% of LRD based on improved resolvability. For 2017, FINMA has communicated that it has granted approximately one-third of the maximum rebate. We aim to operate with a gone concern ratio of below 4% of LRD at 1.1.20; 3 Excludes the effect of countercyclical buffers for capital ratio

UBS

16

Wealth Management

Strong growth momentum; continued operating leverage

Net margin
bps
27
21
29
27
26
Profit before tax
m
643
573[1]
511
727
691
701
Operating income
m
1,809
334
582
891
1,782
314
588
874
1,929
479
559
885
1,882
416
568
890
1,915
373
598
926
80%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
m
1,166
478
116
572
1,270
518
225
528
1,202
486
121
595
1,191
495
112
584
1,214
491
142
581
Services (to)/from Corporate Center and other BDs
Personnel
G&A[2,3] and other[4]
Invested assets and loans
End of period, bn
967
103
977
102
1,023
104
1,039
107
1,100
111
Invested assets
Loans
3Q16
4Q16
1Q17
2Q17
3Q17

- **PBT up 9%,** YTD PBT up 12% with particularly strong momentum in APAC

- **Operating income up 6%** with increases in all revenue lines
- **10bn net mandate sales,** 35bn YTD; 29% mandate penetration, up 70bps QoQ and 210bps YoY

- **Operating expenses up 4%,** includes 19m in litigation provisions
- **CC – Services allocations** up on regulatory-related costs
- **Cost/income ratio 63%**

- **Invested assets up 14%**
- **NNM 4.6bn,** including 2.5bn of outflows following the introduction of fees on large euro-denominated deposits in 2Q17 and 2.5bn of cross-border outflows
- **Loans up 8%**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Profit before tax excluding net expenses for provisions for litigation, regulatory and similar matters of 62m in 4Q16; 2 General and administrative expenses; 3 4Q17 operating expenses for Wealth Management will include an annual UK bank levy charge of ~5m (not treated as an adjustment item); 4 Depreciation and impairment of property, equipment and software as well as amortization and impairment of intangible assets

18

Wealth Management Americas (USD)

Continued income momentum; investing for future growth

Net margin
bps
13
13
11
11
12
Profit before tax
m
367
358
324
330
351
Operating income
m
1,988
2,049
2,053
2,132
2,126
372
372
396
390
348
370
405
410
429
432
1,241
1,267
1,244
1,308
1,341
83%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
m
1,621
1,692
1,729
1,802
1,775
275
280
290
293
298
142
177
155
193
153
1,204
1,236
1,284
1,316
1,324
Services (to)/from Corporate Center and other BDs
Personnel
G&A and other
Invested assets and loans
End of period, bn
1,106
1,111
1,153
1,169
1,201
51
52
52
53
53
Invested assets
Loans
3Q16
4Q16
1Q17
2Q17
3Q17

- **PBT down 4%** as we continue to invest for the future; YTD PBT up 13%

- **Income up 7%, YTD up 9%**
- **36% mandate and managed account penetration**, up 50bps QoQ and 150bps YoY

- **Personnel costs up 10%** on higher compensable revenues and revised FA compensation grid
- **CC – Services allocations up 2%**, mainly on technology costs
- **Cost/income ratio 83%**

- **Invested assets up 9%**
- **NNM (2.3)bn** as lower recruiting offset positive same store[2] net new money performance, as we transition to our new model
- **Loans up 4%**

UBS

Numbers in USD and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 3Q17 net interest income included a one-off 15m credit related to 1H17 internal funding costs; 2 Financial advisors employed by UBS for >1 year

19

Swiss SRB leverage ratio requirements

UBS leverage ratio balance[1]

TLAC-eligible senior unsecured debt[2]
Tier 2 grandfathered
AT1[4] including grandfathered
CET1
LRD bn
Tier 2[3]
Low-trigger Tier 1[5]
High-trigger Tier 1
1.95%
3.22%
1.25%
0.95%
0.27%
0.72%
0.27%
0.74%
3.45%
3.69%
5.6%
30.9.16
30.9.17
861
885

Requirements

2.0%
1.2%
3.0%
1.8%
4.0%
2.9%
3.5%
5.0%
1.1.18
1.1.20

Meeting 1.1.20 requirements

TLAC-eligible debt

- 3.22% (28.5bn) existing UBS Group AG TLAC bonds[2]
- 15.9bn long-term debt maturing before 1.1.20 not counted in total loss absorbing capacity[6] which may be replaced upon maturity with UBS Group AG issuance of TLAC-eligible bonds
- 5% gone concern requirement subject to a rebate of up to 2% of LRD based on improved resolvability
- For 2017, FINMA has communicated that it has granted approximately one-third of the maximum rebate
- The aim is to operate with a gone concern ratio below 4% of LRD at 1.1.20

High-trigger AT1 capital[4]

- 1.00% (8.9bn) comprising 6.5bn existing high-trigger AT1, of which 1.3bn employee DCCP, and 2.4bn grandfathered low-trigger AT1[5]
- 1.96% (17.3bn) when including grandfathered T2[3] which may be replaced with UBS Group AG issuance of high-trigger AT1
- Additional ~0.8bn in employee DCCP expected by 31.12.18, which qualifies as high-trigger AT1

CET1 capital

- 3.69% (32.6bn) fully applied CET1 ratio
- Incremental CET1 via earnings accretion

Numbers in CHF unless otherwise indicated; refer to slide 24 for details on Basel III numbers and FX rates in this presentation

1 Based on fully applied Swiss SRB LRD and fully applied CET1, AT1, T2 capital and TLAC-eligible senior unsecured debt; 2 Also includes non-Basel III-compliant tier 1 and tier 2 capital which qualify as gone concern instruments until one year prior to maturity, with a haircut of 50% applied to the last year of eligibility; 3 Tier 2 instruments can be counted towards going concern capital up to the earliest of their maturity or first call date or 31.12.19. From 1.1.20, these instruments are eligible to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied to the last year of eligibility. As of 30.9.17, 6.8bn of low-trigger T2 has a first call and maturity date after 31.12.19; 4 Going concern requirement can be met with a minimum of 3.5% CET1 capital and a maximum of 1.5% high-trigger AT1 capital. Any going concern-eligible capital above this limit can be counted towards the gone concern requirement. Where low-trigger AT1 or T2 instruments are used to meet the gone concern requirements, such requirement may be reduced by up to 1% for the LRD-based ratio; 5 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date, even if the first call date is after 31.12.19; 6 Debt held at amortized cost, excluding any capital instruments

UBS

20

Performance targets, expectations and ambitions

Ranges for sustainable performance over the cycle

Wealth Management	Net new money growth rate	3-5%	Expectation: 10-15% annual adjusted pre-tax profit growth for combined businesses over the cycle
	Adjusted cost/income ratio	55-65%	
Wealth Management Americas[1]	Net new money growth rate	2-4%	
	Adjusted cost/income ratio	75-85%	
Personal & Corporate Banking	Net new business volume growth rate	1-4% (Personal Banking)	
	Net interest margin	140-180bps	
	Adjusted cost/income ratio	50-60%	
Asset Management	Net new money growth rate	3-5% excluding money market flows	
	Adjusted cost/income ratio	60-70%	
	Adjusted annual pre-tax profit	Ambition: CHF 1bn in the medium term	
Investment Bank	Adjusted annual pre-tax RoAE	>15%[2]	
	Adjusted cost/income ratio	70-80%	
	RWA (fully applied)	Expectation: around CHF 85bn short/medium term[3,4]	
	LRD (fully applied)	Expectation: around CHF 325bn short/medium term[3,4]	
Group	Net cost reduction	CHF 2.1bn by end 2017	
	Adjusted cost/income ratio	60-70%	
	Adjusted return on tangible equity	>15%	
	Basel III CET1 ratio (fully applied)	at least 13%	
	RWA (fully applied)	Expectation: around CHF 250bn short/medium term[3]	
	LRD (fully applied)	Expectation: around CHF 950bn short/medium term[3]	

UBS

Refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; Refer to page 30 of the Annual Report 2016 for definitions
1 Based on US dollars; 2 Under the current capital regime; 3 Based on currently applicable rules. Refer to the "Capital management" section of the Annual Report 2016 for more information. Also reflects known FINMA multipliers and methodology changes for RWA, and assumes normalized market conditions for both RWA and LRD; 4 Including RWA and LRD directly associated with activity that Group ALM manages centrally on the Investment Bank's behalf

21

Regional performance

bn		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		3Q16	3Q17	3Q16	3Q17	3Q16	3Q17	3Q16	3Q17	3Q16	3Q17	3Q16	3Q17
Operating income	WM	0.1	0.1	0.5	0.6	0.9	0.9	0.4	0.4	(0.0)	(0.0)	1.8	1.9
	WMA	1.9	2.1	-	-	-	-	-	-	-	-	1.9	2.1
	P&C	-	-	-	-	-	-	1.0	1.0	-	-	1.0	1.0
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	(0.0)	(0.0)	0.5	0.5
	IB	0.6	0.6	0.5	0.5	0.5	0.5	0.2	0.2	(0.0)	(0.0)	1.8	1.8
	CC	-	-	-	-	-	-	-	-	0.0	(0.1)	0.0	(0.1)
	Group	**2.8**	**2.9**	**1.1**	**1.2**	**1.4**	**1.5**	**1.7**	**1.7**	**(0.0)**	**(0.1)**	**7.0**	**7.1**
Operating expenses	WM	0.1	0.1	0.3	0.4	0.6	0.6	0.2	0.2	0.0	0.0	1.2	1.2
	WMA	1.6	1.7	-	-	-	-	-	-	-	-	1.6	1.7
	P&C	-	-	-	-	-	-	0.5	0.5	-	-	0.5	0.5
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.3	0.3
	IB	0.5	0.5	0.4	0.4	0.4	0.4	0.1	0.1	0.0	(0.1)	1.5	1.4
	CC	-	-	-	-	-	-	-	-	0.7	0.4	0.7	0.4
	Group	**2.2**	**2.4**	**0.8**	**0.8**	**1.1**	**1.1**	**0.9**	**1.0**	**0.7**	**0.4**	**5.7**	**5.6**
Profit before tax	WM	0.0	0.0	0.2	0.2	0.3	0.3	0.2	0.2	(0.0)	(0.0)	0.6	0.7
	WMA	0.4	0.3	-	-	-	-	-	-	-	-	0.4	0.3
	P&C	-	-	-	-	-	-	0.5	0.4	-	-	0.5	0.4
	AM	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.1	(0.0)	(0.0)	0.1	0.2
	IB	0.2	0.1	0.1	0.2	0.1	0.0	0.1	0.0	(0.0)	0.0	0.3	0.4
	CC	-	-	-	-	-	-	-	-	(0.7)	(0.5)	(0.7)	(0.5)
	Group	**0.6**	**0.5**	**0.3**	**0.4**	**0.3**	**0.4**	**0.8**	**0.7**	**(0.7)**	**(0.5)**	**1.3**	**1.5**

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 24 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

UBS

22

Adjusted results

Adjusting items		FY16	3Q16	4Q16	1Q17	2Q17	3Q17
m							
Operating income as reported (Group)		**28,320**	**7,029**	**7,055**	**7,532**	**7,269**	**7,145**
of which:							
Gains on sale of financial assets available for sale	WM	21					
	WMA	10		10			
	P&C	102					
	IB	78		78		107	
Gains/(losses) on sales of subsidiaries and businesses	WM	(23)					
Gains related to investments in associates	P&C	21	21				
Net FX translation gains/(losses)	CC - Group ALM	(122)		27		(22)	
Gains on sales of real estate	CC - Services	120					
Operating income adjusted (Group)		**28,113**	**7,008**	**6,940**	**7,532**	**7,184**	**7,145**
Operating expenses as reported (Group)		**24,230**	**6,152**	**6,308**	**5,842**	**5,767**	**5,924**
of which:							
Net restructuring expenses	WM	447	139	143	88	109	114
	WMA	139	36	31	22	25	24
	P&C	117	41	21	19	23	25
	AM	100	34	12	20	23	26
	IB	577	181	116	78	75	83
	CC - Services	57	4	40	15		9
	CC - Group ALM					1	1
	CC - NCL[1]	21	7	8	2	2	1
	Group	1,458	444	372	244	258	285
Operating expenses adjusted (Group)		**22,772**	**5,708**	**5,936**	**5,598**	**5,509**	**5,639**
Operating profit/(loss) before tax as reported		**4,090**	**877**	**746**	**1,690**	**1,502**	**1,221**
Operating profit/(loss) before tax adjusted		**5,341**	**1,300**	**1,003**	**1,934**	**1,675**	**1,506**

UBS

Numbers in CHF unless otherwise indicated
1 Non-core and Legacy Portfolio

23

Important information related to this presentation

Use of adjusted numbers
Unless otherwise indicated, "adjusted" figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 7-9 of the 3Q17 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB framework that became effective on 1 July 2016, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB rules, unless otherwise stated. Refer to the "Capital management" section in the 3Q17 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS

24

Third quarter 2017  results

27 October 2017

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer  and  Kirt  Gardner, Group  Chief  Financial  Officer

Sergio P.  Ermotti

Slide 2 – Reported PBT up 39% YoY to 1.2bn

Thank you Caroline. Good morning everyone.

The third quarter was another example of the strengths of our business model, with reported profit before tax of 1.2 billion francs up almost 40% year on year, and net profit of 946 million. Our return on tangible equity, excluding the impact of deferred tax assets, was 13.3%, and we maintained our strong capital position.

We made more progress on costs and expect to realize the full 2.1 billion in savings targeted by the end of this year, which I would like to reiterate is a net number. At the same time, we have made and continue to make substantial investments in our business, partially funded through ongoing efficiency measures.  We also addressed several legacy matters, further reducing the number of material items we need to resolve.

Slide 3 – Global WM – Profit before tax up 4%, YTD up 12%

We saw good results across our business divisions, including another strong quarter for Global Wealth Management. Building on a strong first half, year-to-date pre-tax profit reached the 3.1 billion mark .

Revenue rose across all income lines, notably in recurring net fee income. Invested assets continued to rise strongly, as did mandates, which now represent nearly a third of assets under management, supporting recurring revenue growth, which improves earnings quality. Loan balances increased by 7% and our efficiency metrics were broadly stable.

Slide 4: Asia-Pacific – Driving profitable growth

Asia Pacific continues to be an important driver of profitable growth for the Group, with profit up 37% year-to-date on very strong operating leverage, and double-digit net new money growth for wealth and asset management. Our invested assets in the region have now reached almost half a trillion.

Our success reflects improved client sentiment, as well as our investments across the franchise. Over the last 3 years, we have invested despite the challenging environment, and will continue to do so. An important example is our Swiss One Wealth Management IT Platform, which was recently successfully rolled out in Europe and now went live in Singapore and Hong Kong, and now supports around 80% of our non-US wealth management invested assets on a single platform. |t enhances efficiency, improves our client value proposition, and is a base on which we can grow at low marginal cost.

Slide 5: Committed to sustainable performance

Around this time 10 years ago, UBS was entering the most challenging period of its history. The clearest lesson from this time is that lasting success is only possible with a durable strategy and a focus on delivering sustainable performance year after year.

Capital strength has always been at the heart of our strategy and today we remain one of the world's best capitalized banks. We have almost 80 billion francs of loss-absorbing capacity, and the improvements in our risk profile are reflected not only in some of the lowest CDS spreads in the industry, but also in strong and improved credit ratings.

We have also grown our business and invested in people and technology to sustain performance. We continue to invest in front-end capabilities that improve the client experience. But further developing our infrastructure and control systems is just as important. These investments improve our efficiency, effectiveness and risk control, and create platforms to support our growth ambitions.

For UBS, sustainable performance is not just about the results we deliver and how we deliver them; it's also about how we can help our clients achieve their investment objectives in a sustainable way.  We do this by offering a choice of products and in many cases customized portfolios, designed to achieve targeted outcomes.  This year, we reached the trillion franc mark for assets under management that are considered sustainable investments.  Our achievements in these areas are reflected in the industry recognition you can see on the slide.  And we believe these strengths are, and will continue to be, a key differentiator in the future.

So, to sum up, the strengths of our diversified business were evident in Q3. Wealth management clients have been more active than last year and markets have performed well. As a consequence, and taking into account normal seasonality, it wouldn't be a surprise to see some lower activity levels across our client base in this quarter.  That said, as in the past, we will remain focused on disciplined execution and creating long-term value for our shareholders.

With that, Kirt to you to go through the details for the quarter.

Kirt Gardner

Thank you, Sergio.  Good morning everyone.

Slide 6 – UBS Group AG results (consolidated)

For the third quarter, our results were adjusted for 285 million francs in net restructuring expenses.

My comments compare year-on-year quarters and reference adjusted results unless otherwise stated.

Slide 7 – Global WM

PBT for global wealth management rose by 4%, underscoring the benefits of being a globally diversified wealth manager. Our leading global wealth management business delivered another good quarter, building on a strong first half.  Net margins were broadly unchanged from the prior year.

Revenues were up 6% with increases in all lines, with some variation in the trends across regions.

Transaction-based income increased 2% year on year, driven mostly by Asia Pacific.  We saw a slow-down in activity in WMA, partly reflecting fewer trading days.

Net interest income rose 8% overall, reflecting higher US dollar rates and benefitting from the 10 billion francs increase in our loan balances, as this remains a key strategic focus.

On net interest income, there are a few moving parts in WMA that I would like to call out.  Given US rate rises, we've often been asked about deposit betas, and interest expenses have risen by around 15 million dollars since 2Q17, when higher client rates were introduced.

In the US, we also offer our clients the ability to sweep balances in excess of the FDIC-insured limits to other banks, so they benefit from additional deposit insurance.  This reduces our required levels of HQLA, benefitting liquidity coverage and leverage ratios.  We lose a little net interest income as a result, gain some recurring net fees, and overall, improve economic profit.

Recurring net fee income for global wealth management rose 6% on strong invested asset growth and improved mandate penetration, which increased by 170 basis points year over year, as we continue our focus in this area, which benefits our clients and shareholders.

Overall costs rose by 7%, again with notable regional differences.

Wealth Management continued to demonstrate good cost control and benefitted from actions taken in the prior year.  In fact, personnel expenses excluding variable compensation were the lowest they've been for 7 years.

In WMA, costs rose year on year as we reposition the business for future growth.  FA comp increased on higher revenue, and as we changed our pay grid in January of this year to improve FA retention and productivity.  We have also invested in specialists to support our banking products platform and as we relaunched our public finance business.  These investments should become accretive over the next 12 to 18 months.

On net new money, the results were influenced by a number of management actions.

In Wealth Management, net new money was 5 billion, including outflows of 2.5 billion each for cross-border and related to the introduction of euro deposit fees for large balances.  So underlying net new money is closer to 10 billion and just over 50 billion year-to-date, a 7% annualized growth rate, with fewer client advisors.

Our cross-border outflow guidance for the full year still stands at 14 to 15 billion.  During the fourth quarter this year, we expect outflows of around 8 billion, which will be a headwind to our recurring revenue growth in 2018.

In WMA, net outflows were mainly due to lower recruiting this year.

Importantly, and in line with our new operating model, we saw higher same store net new money, along with lower FA attrition.  Year-to-date, inflows were substantially higher for same store FAs.  We expect net new money to stabilize around the lower end of our target range as we continue to execute on our strategy.

WMA's invested assets reached a new record of 1.2 trillion dollars, up 9% year on year, with managed account penetration of 36.3%, also a record.

Slide 8 – Global WM – Regional performance

Concluding on our global wealth management business, profit contribution was a third from the Americas, a third from Asia Pacific and Emerging markets, and a third from Europe including Switzerland.  Margins held up, and invested assets increased by double digits across the board on an annualized basis.

Slide 9 – Personal & Corporate Banking

Personal and Corporate delivered PBT of 436 million francs with management actions and client activity helping to offset some of the headwinds from funding and negative interest rates.

Transaction-based income increased 4%, recurring net fee income was up 3%, and net interest income from deposits also rose.

Net interest income was overall down, as the positive performance on deposits was more than offset by increased TLAC-related funding costs and lower banking book income.

Higher expenses mainly related to tech spend and temporary regulatory costs.  We have initiated a major investment program in P&C, focused on enhancing our digital leadership, which we expect to bring both income and cost benefits in the medium term.

Our personal banking business had the strongest 3Q and nine-month annualized net new business volume growth in a decade, as well as the highest client acquisition rate year-to-date.

Slide 10 – Asset Management

Asset Management delivered 11% PBT growth, driven by positive operating leverage.  Invested assets reached a nine-year high, resulting in improved management fees in the quarter.

Cost discipline was good, as management took action in the prior year to reduce personnel costs.

We are pleased to see continued momentum in net new money, as we attracted 9 billion excluding money market flows in the quarter.  It's worth noting that after a period of significant margin pressure from passive flows, our net new run-rate fees were positive.  Year-to-date, net new money including money market flows was a new record at almost 50 billion, a 10% annualized growth rate.

The previously announced sale of our Swiss and Luxembourg fund services units closed in early October, and is expected to reduce quarterly PBT by roughly 10 million going forward.

Slide 11 – Investment Bank

The IB delivered a resilient performance in a tough quarter for our flow-based business model, with PBT up 3%.

Corporate Client Solutions had another strong performance, its fourth consecutive quarter of revenues above the 700 million mark.  All regions performed well, and results compared favorably to the market fee pool development.  ECM had a particularly good quarter, including a number of landmark transactions.

Continued low volatility levels weighed on Investor Client Services, but especially on our FRC business, which has more of a bias towards institutional clients and around 60% of revenues from FX.  Equities was only down marginally, thanks to a strong performance in Derivatives.

We're pleased that we have more analysts ranked by Institutional Investor than any other research house, which, along with our innovative Evidence Lab, positions us particularly well for the MiFID II environment.

Costs were down slightly, and included a net litigation provision release.

The IB's return on attributed equity was over 15%.

Slide 12 – Corporate Center

The Corporate Center loss before tax was 479 million, which included around 280 million of expenses for litigation matters in relation to substantially resolving the Banco UBS Pactual tax matter and progressing towards the resolution of the RMBS Trustee Suit.

We expect Corporate Center cost allocations to business divisions to increase in the fourth quarter, consistent with the pattern that we've seen in previous years, as well as on higher costs related to strategic and regulatory initiatives.

Group ALM's loss before tax was 66 million, with the reduction in operating income mostly due to lower net income on accounting asymmetries related to economic hedges, which mean-revert to zero over time.

Non-core and Legacy Portfolio posted a pre-tax loss of 21 million, a significant improvement from the prior year as a result of net litigation provision releases in this quarter, compared to a material provision taken last year.  Over the past year, risk-weighted assets are down 28% to 6 billion excluding op risk, and LRD is down 29% to 18 billion.

Slide 13 – Cost reduction

During the quarter, we increased our net cost reduction run-rate to 1.9 billion, with contributions mainly from the business divisions.  We remain confident that we will achieve the full 2.1 billion net target by year-end.

We expect restructuring costs to be between 300 and 400 million in the fourth quarter, and then to taper from 2018.

Slide 14 – Net tax expense and deferred tax assets (DTAs)

In the third quarter, we recorded a net tax expense of 272 million francs, including a net increase in recognized deferred tax assets of 174 million.  The DTA write up includes a 224 million upward revaluation of US tax-loss DTAs, mostly driven by an increase in our profit forecast for Wealth Management Americas.

Consistent with prior practice, in the third quarter, we recognized 75% of the expected full-year DTA write-up in relation to profit forecasts beyond 2017, and we expect to book the remaining 25% in the fourth quarter, after we finalize our business planning process.

Year-to-date usage of our DTAs has resulted in a reduction in cash tax expenditure of around one billion, which fully benefits our capital.

Slide 15 – US tax loss DTAs

Our 2017 year-end US DTA balance is expected to increase versus the prior year, excluding any currency effects.  This reflects higher US profit forecasts over a 7-year recognition period.

Let me explain some of the mechanics of the recognized US tax loss DTAs on our balance sheet.  In effect, over the course of the year, we recognize an expense relating to the use of tax loss DTAs against profits earned.  However, we also effectively recognize an equivalent increase in US DTAs, since we have a significant amount of unrecognized US tax losses with a long remaining life.  These offsetting balances do not flow through the tax expense line.

The additional amount we recognize in Q3 and Q4 as part of the revaluation essentially reflects increased optimism in our US business.

Slide 16 – Capital and leverage ratios (fully applied)

On a fully applied basis, our CET1 capital increased by over 700 million, mainly as a result of profits in the quarter.  Our capital position remains strong.  Our CET1 capital ratio was 13.7%, a 20 basis point increase during the quarter.  The leverage ratio was 3.7%, comfortably above the 2020 requirement of 3.5%.  And TLAC of 78 billion was up 4.6 billion in the quarter.

RWA increased by one billion from last quarter, entirely due to regulatory-driven methodology changes and other regulatory inflation.  For the fourth quarter of 2017, we currently expect around 4 billion of regulatory-driven increases.

Our LRD increased to 885 billion from a historic low of 861 billion last quarter, largely on foreign currency translation, as well as increases mostly in our Investment Bank and Group ALM.  This, in combination with higher CET1 capital, results in our CET1 leverage ratio remaining unchanged at 3.7%.

In conclusion, we're particularly pleased with our performance this quarter and our strong year-to-date results.

With that, Sergio and I will open it up for questions.

Cautionary statement regarding forward-looking statements: This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS’s business activities; (v) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, completing the implementation of a service company model, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2016. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's third quarter 2017 report and its Annual Report on Form 20-F for the year ended 31 December 2016. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Use of adjusted numbers

Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 7-9 of the 3Q17 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate.
Refer to page 15 of the 3Q17 report for more information.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

Title:    Executive Director

Date:  October 27, 2017